Item 27. Exhibit (d) viii.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
[Springfield, MA 01111-0001]

NON-QUALIFIED BENEFICIARY ANNUITY RIDER

This Rider modifies the Contract to which it is attached, in order to enable the contract to be purchased as a non-qualified beneficiary annuity, and to provide for a non-qualified beneficiary annuity death benefit option. In the case of a conflict with any provision in the Contract, the provisions of this Rider will control. The effective date of this Rider is the date the Rider is attached to the Contract.

A “Non-Qualified Beneficiary Annuity” is an annuity contract that is held for the benefit of the beneficiary of a deceased annuity contract owner, in order to distribute death proceeds of a non-qualified annuity contract to the beneficiary over the beneficiary’s life expectancy, in accordance with the death benefit requirements of IRC section 72(s).

The Death Benefit Provisions section of the Contract is amended to add the following under Death Benefit Options:

Option 4. Non-Qualified Beneficiary Annuity. Payment of the death benefit from a deferred annuity contract over the life expectancy of the Beneficiary through a series of withdrawals made at least annually, with distribution beginning within one (1) year of the date of any Owner’s death. Additional withdrawals, including full withdrawals, are available. This Option is not available for a beneficiary that is a non-natural person and may not be available if there are multiple beneficiaries.

If this option is selected by a Beneficiary of a Non-Qualified Annuity Contract, the Contract will be held by the Beneficiary as a Non-Qualified Beneficiary Annuity, and will be subject to the distribution requirements of Code section 72(s).

Any portion of the death benefit not applied to Option 3 under the Death Benefit Provisions of the Contract or Option 4 described herein, within one (1) year of the date of the Owner’s death must be distributed within five (5) years of the date of the Owner’s death under Option 1 or Option 2 of the Death Benefit Provisions of the Contract.

If a Contract is purchased as a Non-Qualified Beneficiary Annuity, it will be administered as if the Owner is deceased and the Beneficiary has elected Option 4, the Non-Qualified Beneficiary Annuity Death Benefit Option.

The Contract must be titled in the name of the Beneficiary, as the Beneficiary of the deceased Owner, and cannot be transferred. The Beneficiary must be the Annuitant and the Annuitant may not be changed. Joint ownership and/or Joint Annuitants are not allowed.

Required withdrawals will be calculated based on the Beneficiary’s life expectancy as determined under the applicable IRS table, and will be paid at least annually under an automatic program administered by us. This program may not be changed or terminated.

Subsequent Purchase Payments are not allowed. However, we may allow multiple tax-free exchanges under IRC section 1035 to be used to fund a single Non-Qualified Beneficiary Annuity, even though all

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payments may not be received by us at the same time. If allowed, all expected exchanges must be indicated at time of application, and all funds must be received prior to the start date selected for the automatic payment of required withdrawals. Any funds received after that date will not be applied to the Contract.

Upon the death of the Annuitant, a death benefit, under the terms of the Contract, will be paid to the succeeding Beneficiary in a lump sum or over the Annuitant’s remaining life expectancy as determined under the applicable IRS table. A Non-Qualified Beneficiary Annuity may only be established by the Beneficiary of the Owner whose death triggered the distribution requirements of IRC section 72(s).

The Owner shall comply with tax provisions to prevent loss of the advantages of tax deferral and to prevent tax penalties.

Signed for Massachusetts Mutual Life Insurance Company by:

[ /s/ Tokunbo Akinibajo ]	[ /s/ Roger W. Crandall ]
[SECRETARY]	[PRESIDENT]

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